SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 21, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 21, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   November 21, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – November 21, 2011

Drilling in East Porphyry Area at Tanzanian Royalty’s

Buckreef Project Confirms Existence of New Gold Zone

Tanzanian Royalty wishes to report that it has received impressive assay results from the ongoing diamond and reverse circulation (RC) drilling programs on the Eastern Porphyry Prospect at its Buckreef Gold Project in the Lake Victoria goldfields of Tanzania. The drilling programs commenced in September 2011.

According to Joseph K. Kahama, Chairman and Chief Operating Officer, “The drill program has served to verify the significance of the results obtained by previous operators including IAMGOLD which were not in the public domain but were discovered during our Buckreef data review process.”

“The latest drill results not only support and enhance the earlier drill programs, they confirm the existence of a fifth gold zone at Buckreef along with the potential to enhance our production expectations for this development stage gold project.”

Highlights from the recent drill program are included in the following table:

EASTERN PORPHYRY DD/RC ASSAY HIGHLIGHTS
Hole ID	Sample Depth (m)		Width (m)*	Assay Grade (g/t)
	From	To
BMDD101	66.00	70.80	4.80	4.63
BMDD101	109.00	111.00	2.00	7.47
BMRC514	46.00	48.00	2.00	1.77
BMRC519	16.00	17.00	1.00	1.98
BMRC519	18.00	19.00	1.00	0.64
BMRC521	61.00	64.00	3.00	0.50
BMRC523	1.00	5.00	4.00	0.55
BMRC523	14.00	19.00	5.00	3.16
BMRC524	0.00	3.00	3.00	0.70
BMRC524	33.00	34.00	4.00	0.68

* Drill intercepts are estimated to be 70-80% of true widths

DD = Diamond Drilling

RC = Reverse Circulation Drilling

Past results are included in the following table:

EASTERN PORPHYRY RC ASSAY HIGHLIGHTS
Hole_ID	Sample Depth (m)		Width (m)*	Assay Grade (g/t)	Comment
	From	To
NLRC013	41.00	42.00	1.00	3.75	Phase 1 RC Drilling-Ashanti
NLRC026	93.00	94.00	1.00	3.43	Phase 1 RC Drilling-Ashanti
NLRC026	116.00	120.00	4.00	2.07	Phase 1 RC Drilling-Ashanti
NLRC027	11.00	13.00	2.00	5.67	Phase 1 RC Drilling-Ashanti
NLRC028	52.00	54.00	2.00	2.06	Phase 1 RC Drilling-Ashanti
NLRC029	62.00	65.00	3.00	2.18	Phase 1 RC Drilling-Ashanti
NLRC030	53.00	55.00	2.00	8.81	Phase 1 RC Drilling-Ashanti
NLRC032	24.00	25.00	1.00	3.87	Phase 1 RC Drilling-Ashanti
NLRC033	74.00	75.00	1.00	2.51	Phase 1 RC Drilling-Ashanti
BMRC392	40.00	41.00	1.00	2.93	Phase 2 RC Drilling-IAMGOLD
BMRC393	25.00	43.00	18.00	6.58	Phase 2 RC Drilling-IAMGOLD
BMRC394	3.00	4.00	1.00	3.52	Phase 2 RC Drilling-IAMGOLD
BMRC394	17.00	18.00	1.00	3.69	Phase 2 RC Drilling-IAMGOLD
BMRC499	17.00	18.00	1.00	2.81	Phase 2 RC Drilling-IAMGOLD

The Buckreef Project consists of four prospects, namely the historic Buckreef Gold Mine at the western limit of the project area, the Tembo and Bingwa prospects, and the Buziba prospect 20km to the east. The Eastern Porphyry prospect is located some 800m in the footwall of the Main Zone of the historic Buckreef mine which operated briefly as an underground gold producer.

Buckreef contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 t/g (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

The diamond core drilling program has so far seen the completion of four drill-holes aggregating 520m, while 17 holes aggregating 1,183m have been completed in the RC drilling program.

Down-the–hole lithological sequences include a series of mafic basaltic rock units alternating with dolerite and a series of narrow felsic porphyry units with pronounced shearing and alterations of the mafic packages at the contacts with the felsic porphyry units. Mineralization is localized within the sheared, quartz-carbonate-pyrite altered zones.

The objective of the diamond drilling component in the program was to determine the geological and structural framework of the East Porphyry prospect while the RC drilling program was aimed at establishing the strike and down-dip continuity of mineralization identified in previous drill programs.

James E. Sinclair, President and CEO of Tanzanian Royalty, states that the “existence of multiple gold deposits within the confines of the broader Buckreef project area suggests a high probability of making additional discoveries that are certain to boost the economic viability of this important gold project.”

The Company plans an aggressive work program in 2012 that will include an exploration budget for diamond and RC drilling of approximately $2 million. In addition, more funding has been approved for both a Pre-feasibility and a Definitive Feasibility Study in 2012. The Preliminary Economic Assessment (PEA) for Buckreef is now scheduled for completion in January 2012.

Tanzanian Royalty is well financed and has approximately $30 million in cash. This will allow for the completion of a full feasibility study, leaving excess capital available for the time the Company begins debt financing negotiations with international lenders for mine development.

Exploration Plans

The Company intends to continue the resource definition and upgrade drilling program at the Buckreef Project in the coming months including the further investigation of the down dip potential in the established Buckreef Main Reef and other gold zones. The diamond drilling program in the East Porphyry target area will support the completion of a comprehensive structural analysis that will guide future exploration programs. In addition to routine geological work, the Company intends to complete large diameter metallurgical test holes at the Bingwa and Tembo prospects for mineral resource upgrading as part of the feasibility study.

Analysis

Samples from the RC and diamond drill-holes were submitted to SGS Lab in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The average percentage of recovery core is 95%. Core sampling was done on 1m intervals with the core cut in half lengthwise using a diamond core cutter. Sample intervals of 1m or less but greater than 0.5m depended on geology. The planning, execution and monitoring of quality control programs at the Buckreef Gold project are under the supervision of Messrs. Charles Mnguto and Phillip Kaniki who are both registered Professional Geologists. Charles is the Head of Geology while Phillip is the Geology Resource Manager for Tanzanian Royalty

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.